Exhibit 99.3

AIRNET TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: ANTE)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to Be Held on November 30, 2022

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of AirNet Technology Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (“Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China on November 30, 2022 at 10:00 A.M. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”). This Form of Proxy and the accompanying EGM Notice are first being mailed to the shareholders of the Company on or about November 8, 2022.

Only the holders of record of Ordinary Shares at the close of business on November 7, 2022 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Share is entitled to one vote. Each American depositary share of the Company (“ADS”) represents ten Ordinary Shares. Holders of ADSs who wish to exercise their voting rights for the underlying Ordinary Shares represented by ADSs must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program. As of the close of business on the Record Date, we expect that 356,947,340 Ordinary Shares (including underlying Ordinary Shares represented by ADSs, but excluding 992,720 Ordinary Shares and Ordinary Shares represented by ADSs reserved for settlement upon exercise of incentive share awards of the Company) are issued and outstanding.

The quorum of the EGM is one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative holding not less than an aggregate of one-third of all voting share capital of the Company.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he has indicated he will vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its principal executive offices at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Wenjun Liu) at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM.

AIRNET TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: ANTE)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

to Be Held on November 30, 2022

(or any adjourned or postponed meeting thereof)

I/We________________________________________________________[insert name] of____________________________________________[insert address] being the registered holder of ____________________ ordinary shares1, par value US$0.001 per share, of AirNet Technology Inc. (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting (the “Chairman”)2 or _____________________________________of___________________________________________________________as my/our proxy to attend and to vote for me/us and on my/our behalf at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held on November 30, 2022 at 10:00 A.M. (local time) at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China, and in the event of a poll, to vote for me/us and on my/out behalf on the resolutions in respect of the matters specified in the Notice of EGM as indicated below, or if no such indication is given, in his or her discretion3.

ORDINARY RESOLUTION:	Be it resolved, as an ordinary resolution, to consolidate every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of the Company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”), with such Share Consolidation to be effective at 5:00 P.M., on December 9, 2022 (U.S. Eastern time), such that following and as a result of the Share Consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated	, 2022	Signature(s)[4]

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2.	Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all ordinary shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the EGM Notice which has been properly put to the EGM.

5.	This Form of Proxy is for use by shareholders only and must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

6.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the Company's principal executive offices at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China, in each case marked for the attention of Wenjun Liu, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.